SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Enclosure: Press Release concerning the announcement of an offer for all of the shares of Logica PLC dated May 31, 2012.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)

Date: May 31, 2012	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

LSE: LOG

Euronext: LOG

www.cgi.com/newsroom

CGI to acquire Logica creating a global technology champion with significant presence throughout the Americas, Europe and Asia

Recommended £1.7 billion (C$2.8 billion) cash acquisition of 105 pence (C$1.68) per ordinary share for Logica

London, UK and Montreal, Canada – May 31, 2012 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB), a leading global provider of IT and business process services, has announced a recommended cash acquisition of Logica for 105 pence (C$1.68) per ordinary share equivalent to a total purchase price of £1.7 billion (C$2.8 billion) plus the assumption of Logica’s net debt of £322 million (C$515 million) as of December 31, 2011.

The full announcement was issued earlier this morning via RNS and may be viewed here.

Transaction highlights

•

Transaction represents a 59.8% premium to Logica’s closing price on May 30, 2012 (the last business day before this announcement), a 49.6% premium to the average share price over the one month period to May 30, 2012 and a 32.8% premium to the average share price over the six month period to May 30, 2012.

•	Transaction implies an enterprise value multiple of approximately 6.6 times Logica’s EBITDA for the 12 months ended 31 December 2011.

•

The transaction is expected to deliver substantial financial benefits through the realisation of annual integration benefits of £125 million (C$200 million) by the end of the third financial year following completion. These benefits are expected to be realised at a one-off cost of £165 million (C$265 million) over three years. In addition, it is anticipated that further revenue opportunities will be available to the combined business through the enhanced offering of both geographic and product services to clients of both CGI and Logica.

•

The transaction is expected to be immediately accretive in the range of 25% to 30% to CGI’s earnings per share excluding acquisition-related and integration costs. The accretion rate is expected to increase throughout the three year integration period.

•	Logica’s Board of Directors has unanimously agreed to recommend the transaction to Logica’s shareholders.

•

Irrevocable undertakings have been received in support of the transaction in all circumstances from Logica’s directors and in certain circumstances from Logica’s largest shareholders. Total irrevocable undertakings received represent a total of 18.19% of Logica’s outstanding shares.

•	CGI will finance the acquisition within its disciplined financial framework. The consideration will be funded through a combination of:

o	46.7 million subscription receipts exchangeable into new Class A shares in CGI at C$21.41 by the Caisse de dépôt et placement du Québec for C$1.0 billion;

o	Additional debt funding of £1.25 billion (C$2.0 billion) from Canadian Imperial Bank of Commerce, National Bank of Canada and The Toronto-Dominion Bank; and

o	Approximately C$650 million to be drawn from CGI’s existing credit facility.

Business rationale – CGI strongly believes this transaction will strengthen its capabilities across the five key attributes of a global leader in IT and business process services:

•	People and culture: an exceptional and talented team driven towards the common goal of client success and, as owners, benefiting from a performance-based culture.

•	Client proximity with blended global delivery: enhanced client intimacy and service delivery bringing the best capabilities and solutions to clients anywhere in the world, all the time.

•	End-to-end capabilities: enhanced global offering with expanded platforms and the ability to cover the entire customer services supply chain.

•	Operational excellence: proven methodologies and frameworks to ensure on-time, on-budget project delivery.

•	Mission critical intellectual property: expanded portfolio of opportunities for profitable revenue growth, improved revenue quality mix and over time, increased margins.

The combined company will have approximately 72,000 professionals in 43 countries and revenue of C$10.4 billion, offering clients across the world the best mix of business and technology expertise as well as an unmatched combination of local and global delivery options.

“This announcement is consistent with our profitable growth strategy and with our belief that the global consolidation of our industry is both necessary and inevitable. Logica is a leading business and technology service company with talented and committed employees and long-term client relationships,” said Michael E. Roach, President and CEO, CGI. “It further underscores our ongoing commitment to support our clients as they expand their businesses locally and globally. In addition to operational breadth and depth, the combined business will have critical mass and key blue chip client relationships. We warmly welcome Logica’s professionals and believe that the combined business will provide new and larger growth opportunities for employees and clients, as well as offering CGI shareholders the superior and industry leading returns we have delivered historically.”

“We believe Logica is the right acquisition, at the right price and at the right time to create one of the very few independent global end-to-end technology services providers,” added Mr. Roach.

Offer details

The recommended cash acquisition of all the issued and to be issued ordinary shares of Logica will be effected by means of Court-sanctioned scheme of arrangement in the UK. The transaction will be subject, inter alia, to the satisfaction or waiver of the conditions related to the approval by Logica shareholders and the Court of the scheme of arrangement, and the receipt of applicable regulatory approvals. All relevant documentation will be made available on CGI’s website at www.cgi.com.

Timetable

Details of the recommended acquisition will be sent to Logica shareholders shortly and in any event within 28 days of the date of this announcement. It is anticipated that the acquisition will completed by the end of September 2012.

Note: reference exchange rate assumed is £1:C$1.60.

Conference Call & Webcast

A conference call to discuss the proposed transaction will be held today, May 31, 2012 at 8:00 am EDT. Participants will include: Michael E. Roach, President and CEO, CGI; David Anderson, Chief Financial Officer, CGI; and, Lorne Gorber, Senior Vice-President, Global Communications and Investor Relations, CGI. To participate on the call, please dial 416 695 7806 / 888 789 9572 (North America) / 00 800 6578 9818 (international) and use the passcode 3564697. The conference call and supporting slides will be available live and for replay at http://www.cgi.com/investors.

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI provides end-to-end services with approximately 31,000 professionals located in offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at March 31, 2012, CGI’s annualized revenue was approximately C$4.3 billion and its order backlog was approximately C$13.1 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. Website: www.cgi.com.

About Logica

Logica is a business and technology service company, employing 41,000 people. It provides business consulting, systems integration and outsourcing to clients around the world, including many of Europe’s largest businesses. Logica creates value for clients by successfully integrating people, business and technology. It is committed to long term collaboration, applying insight to create innovative answers to clients’ business needs. Logica is listed on both the London Stock Exchange and Euronext (Amsterdam) (LSE: LOG; Euronext: LOG).

Additional information

This press release is not intended to form the basis of any investment decision. It does not constitute an offer or invitation for the sale or purchase of any securities, businesses and/or assets or any recommendation or commitment by CGI or any other person and neither this press release, nor its contents nor any other written or oral information made available in connection with the transaction shall form the basis of any contract. This press release has been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs.

If you have any doubt regarding these matters, you should consult your financial or other advisers.

This press release does not purport to be comprehensive or to contain all the information that a recipient may need in order to evaluate the transaction. No representation or warranty, express or implied, is given and, so far as is permitted by law and no responsibility or liability is accepted by any person, with respect to the accuracy or completeness of the press release or its contents or any oral or written communication in connection with the transaction. In particular, but without limitation, no representation or warranty is given as to the achievement or reasonableness of, and no reliance should be placed on, any projections, targets, estimates or forecasts contained in this press release. By publishing this press release, CGI does not undertake any obligation to provide any additional information or to update this press release or any additional information or to correct any inaccuracies which may become apparent.

Forward-looking statements

This press release contains statements that are or may be “forward looking statements” or “forward looking information” within the meaning of applicable securities laws. All statements other than statements of historical facts included in this press release may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal” or “strategy” or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, economic performance, indebtedness, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CGI or Logica’s operations and potential synergies resulting from the transaction; and (iii) the effects of government regulation on CGI’s or Logica’s business.

These forward looking statements are not guarantees of future financial performance. Such forward looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. All subsequent oral or written forward looking statements attributable to CGI or any of its directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. CGI disclaims any obligation to update any forward looking or other statements contained herein, except as required by applicable law.

For more information:

Lorne Gorber

Senior Vice-President, Global Communications and Investor Relations

+1 514 841-3355

lorne.gorber@cgi.com